Exhibit 23.2

            Consent of Independent Registered Public Accounting Firm

The Board of Directors
Trustmark Corporation:

We consent to the use of our reports dated March 11, 2005, with respect to the consolidated balance sheets of Trustmark Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated by reference herein.

                                       /s/ KPMG LLP
Jackson, Mississippi
May 6, 2005